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August 6, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	John Coleman

Craig Arakawa

Re: Metals Acquisition Ltd

Form 20-F for the Fiscal Year Ended December 31, 2023

Filed March 28, 2024

File No. 001-41722

On behalf of our client, Metals Acquisition Ltd, a private limited company incorporated under the laws of Jersey, Channel Islands (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 23, 2024 (the “Comment Letter”) with respect to the above-referenced Form 20-F of the Company for the Fiscal Year Ended December 31, 2023, filed with the Commission on March 28, 2024 (the “2023 Form 20-F”).

Shortly following the submission of this letter, the Company intends to provide responses to comments received from the Staff of the Commission by letter dated July 23, 2024 with respect to the Company’s Post-Effective Amendment No.3 to Form F-1 on Form F-3, filed with the Commission on July 3, 2024.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the 2023 Form 20-F.

Securities and Exchange Commission

August 6, 2024

Form 20-F for the Fiscal Year Ended December 31, 2023 Filed March 28, 2024

Item 4. Information on the Company, page 38

1.	Please revise to report your mineral resources and mineral reserves corresponding to your most recently completed fiscal year end as required by item 1304(d)(1) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment. The Company filed the 2023 Form 20-F with the Commission on March 28, 2024, the timing of which was dictated by the relevant due date of the Company’s annual filings under the rules of the Australian Stock Exchange, where the Company maintains a secondary listing. The Company subsequently furnished a Form 6-K to the Commission on April 22, 2024 containing an updated mineral resources and mineral reserves statement (with an effective date of August 31, 2023), which superseded any resource and reserve disclosure in the 2023 Form 20-F. Any report of the Company’s mineral resources and mineral reserves as of December 31, 2023 would have been calculated from the aforementioned mineral resources and mineral reserves statement effective as of August 31, 2023, less immaterial depletion through the end of fiscal 2023, presented as follows:

Copper and Silver Mineral Resources Exclusive of Mineral Reserves as at December 31, 2023, Based on a Copper Price of US$8,279/t at 1.5% Cu Cut-Off Grade

	Resource	Tonnes	Cu	Cu Metal	Ag	Ag Metal
System	Category	Mt	%	kt	g/t	Moz
All Systems	Measured	2.8	5.3	150.3	18	1.6
	Indicated	1.6	4.7	74.4	12	0.6
	Meas + Ind	4.4	5.1	224.8	16	2.2
	Inferred	3.4	5.2	178.4	20	2.1
	Total	7.8	5.2	403.2	14	4.4

Notes:

•	Mt = million tonnes, kt = thousand tonnes, g/t = grams per tonne, Moz = million ounces
•	Mineral Resources are reported as at December 31, 2023 and are reported using the definitions in Item 1300 of Regulation S-K (17 CFR Part 229) (SK1300)
•	Mineral Resources are reported excluding Mineral Reserves
•	The Qualified Person for the estimate is Mike Job, of Cube Consulting Pty Ltd
•	Price assumptions used in the estimation include US$8,279/t of copper and US$22.60/troy ounce (“oz”) of silver; in line with long term Broker Consensus forecast copper pricing as at August 8, 2023
•	Geological mineralization boundaries defined at a nominal 2.5% Cu cut off for high grade lenses, and 1.5% Cu for the lower-grade halo; Mineral Resources reported above a 1.5% Cu cut-off grade
•	Costs assumptions underlying cut-off grade calculation include US$78/t ore mined, US$20/t ore milled and US$21/t G&A
•	Metallurgical recovery assumptions used in the estimation were 97.5% copper recovery and 80% silver recovery
•	Mineral Resources reported as dry, raw, undiluted, in-situ tonnes
•	Figures are subject to rounding

Securities and Exchange Commission

August 6, 2024

Copper and Silver Mineral Reserves as at December 31, 2023, Based on a Copper Price of US$8,279/t

	Reserve	Tonnes	Cu	Cu Metal	Ag	Ag Metal
System	Category	Mt	%	kt	g/t	Moz
All Systems	Proven	8.4	3.4	281.1	14	3.7
	Probable	6.2	3.0	187.3	11	2.2
	Total	14.6	3.2	468.4	12	5.8

Notes:

•	Mineral Reserves are reported as at December 31, 2023 and are reported using the definitions in Item 1300 of Regulation S-K (17 CFR Part 229)(SK1300)
•	The Qualified Person for the estimate is Jan Coetzee, an officer of the Registrant’s Australian subsidiary
•	Price assumptions used in the estimation include US$8,279/t of copper and US$22.60/troy ounce of silver; in line with long term Broker Consensus forecast copper pricing as at August 8, 2023
•	Mineral Reserves reported as dry, diluted, in-situ tonnes using a Stope breakeven cut-off grade of 2.2% Cu for 2024 to 2026, a cut-off grade of 1.65% for the remaining periods and a Development breakeven cut-off grade of 1.0% Cu
•	Cost assumptions underlying the cut-off grade calculation include US$78/t ore mined, US$20/t ore milled and US$21/t G&A
•	Metallurgical recovery assumptions used in the estimation were 97.5% copper recovery and 80% silver recovery
•	Figures are subject to rounding

The Company undertakes to include in future filings of the Company’s annual report on Form 20-F a report of the Company’s mineral resources and mineral reserves corresponding to the Company’s most recently completed fiscal year, as required by item 1304(d)(1) of Regulation S-K.

2.	Please compare your property's mineral resources and reserves as of the end of the last fiscal year end with the mineral resources and reserves as of the end of the preceding fiscal year, and explain any differences between the two, as required by Item 1304(e) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment. In respect of the differences between the Company’s mineral resources and reserves as of the end of fiscal 2022 (contained in the 2023 Form 20-F) and the Company’s mineral resources and reserves as of the end of fiscal 2023 (presented above), the Company notes that, as indicated above, subsequent to the end of fiscal 2022 the Company commissioned an updated mineral resources and mineral reserves statement with an effective date of August 31, 2023. The Company’s mineral resources and mineral reserves as of the end of fiscal 2023 were derived from the aforementioned mineral resources and mineral reserves statement, less immaterial depletion through the end of fiscal 2023.

The Company undertakes to include in future filings of its annual report on Form 20-F a comparison of the Company’s mineral resources and reserves as of the end of the last fiscal year end with the mineral resources and reserves as of the end of the preceding fiscal year, and to explain any differences between the two, as required by Item 1304(e) of Regulation S-K.

Securities and Exchange Commission

August 6, 2024

3.	Please revise to include all information required under Item 1304(b) of Regulation S-K, including:

•	a description of existing infrastructure,

•	the total cost or book value of the property,

•	a brief description of previous operations, and

•	a brief description of any significant encumbrances, such as permit conditions, royalties, and streaming arrangements.

The Company respectfully acknowledges the Staff’s comment. The Company undertakes to comply with this comment in future filings of its annual report on Form 20-F by including all information required under Item 1304(b) of Regulation S-K, including (i) a description of existing infrastructure, (ii) the total cost or book value of the property, (iii) a brief description of previous operations, and (iv) a brief description of any significant encumbrances, such as permit conditions, royalties, and streaming arrangements. Examples of the intended revisions to the Company’s disclosures by reference to the Company’s single, primary asset, the CSA Copper Mine located in New South Wales, Australia, are set out in the attached Appendix A.

* * * * *

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Michael James McMullen, Chief Executive Officer, Metals Acquisition Ltd Morné Engelbrecht, Chief Financial Officer, Metals Acquisition Ltd

Chris Rosario, General Counsel and Joint Company Secretary, Metals Acquisition Ltd

Securities and Exchange Commission

August 6, 2024

Appendix A

(i) Existing infrastructure

The Company intends going-forward to revise the disclosure on pages 36 and 44 of the 2023 Form 20-F to read as follows (new language underlined):

We operate the CSA Copper Mine, which is located less than 1,000 kilometers west-northwest of Sydney near the town of Cobar in western New South Wales, Australia. Sealed highways and public roads provide all-weather access to the CSA Copper Mine, and the CSA Mine is linked by rail to the ports of Newcastle and Port Kembla, New South Wales, from which the copper concentrate product is exported. Road access to the mine site from Sydney is via National Highway No. A32, the Barrier Highway, a high-quality rural highway to Cobar and from there to the mine site on sealed urban roads.

[…]

The town of Cobar is serviced by a sealed airstrip, with commercial flights five times per week to and from Sydney. The project is well-served by existing infrastructure, which includes power supply, water supply, site buildings, and service facilities. Power is supplied to the site from the state energy network via a 132 kV transmission line. A 22kV line is also connected to the site and is available for limited supply in emergencies. The state energy network is supplied by a mix of conventional and renewable power generation, including the 102 megawatt (“MW”) and 132MW solar farms in the nearby towns of Nyngan and Nevertire. Further diesel power generators are available to supply minimal backup power capable of supporting emergency room facilities and functions.

The majority of the water supply for the operation is provided by the Cobar Water Board from Lake Burrendong via a weir on the Bogan River at Nyngan through a network of pumps and pipelines. During times of significant drought, the CSA Copper Mine may not be able to rely on this water supply. Additional water is available from tailings water recycling, surface water capture, and an installed borefield, and can also be secured by replacing the pipeline from the Cobar Water Board system to the mine site that currently has approximately 20% transmission losses. The borefield has capacity for up to 1.3ML/day. The Cobar Water Board system is adequate to supply the operation up to around 1.4Mtpa; the borefield is only required during periods of drought or should a plant feed rate in excess of 1.4Mtpa be considered for extended periods. Although the CSA Copper Mine has water allocations provided under water licenses, there is no certainty of supply in times of significant drought. The supplementary water supply listed is not sufficient to maintain mining and processing operations at full production.

[…]

The CSA Copper Mine operates with a workforce of mostly residential or “drive in drive out” workers sourced from the surrounding district. The majority of the workforce is accommodated in Cobar. No workforce accommodation is provided at the mine site itself, however, the Company owns and leases various properties in Cobar. The typical staffing levels are approximately 500 permanent employees with a workforce of contractors that are used for larger construction and maintenance projects.

Securities and Exchange Commission

August 6, 2024

(ii) Total cost or book value of the CSA Mine

The Company intends going-forward to revise the disclosure on page 50 of the 2023 Form 20-F to explicitly disclose the total cost of the CSA Mine, which includes all costs incurred to date, including exploration and evaluation costs. As at December 31, 2023, the total cost of the CSA mine was $1,212,833,000, being the addition of (i) total property, plant and equipment carrying value of $1,194,915,000 as at December 31, 2023 and disclosed on page F-35 of the 2023 Form 20-F, and (ii) total exploration and evaluation costs of $17,918,000 as of December 31, 2023 and disclosed on page F-4 of the 2023 Form 20-F.

(iii) Previous operations

The Company intends going-forward to revise the disclosure on page 36 of the 2023 Form 20-F to read as follows (new language underlined, deletions indicated by strikethrough):

The CSA Copper Mine has a long operating history, with copper mineralization first discovered in 1871. Development commenced in the early 1900s, focusing on near surface mineralization. In 1965, Broken Hill South Limited developed a new mechanized underground mining and processing operation, with new shafts, winders, concentrator, and infrastructure. First underground production was in 1967. The mine was acquired by Conzinc RioTinto Australia Pty Ltd in 1980 and sold to Golden Shamrock Mines Pty Ltd (“GSM”) in 1993. GSM was subsequently acquired by Ashanti Gold Fields in the same year and the mine continued to operate until 1997. ~~Subsequently, it operated under several different owners, until~~ Glencore acquired the property in 1999. Cobar Management Pty Limited (“CMPL”), a wholly owned Australian subsidiary of Glencore Operations Australia Pty Ltd, itself a wholly owned subsidiary of Glencore, was the direct owner and operator of the mine (and is the entity acquired by Metals Acquisition Corporation (“MAC”)). As part of its acquisition in 1999, Glencore received a number of concessions from the New South Wales government whereby several components of the previous mining operations were excised from the mining lease such that no liability arising from these components transferred to CMPL. The excised components included the Northern Tailings Storage Facility, a mine subsidence area and adjacent waste rock dumps.

Underground operations were resumed, and the mine was operated under Glencore management for over 20 years until being acquired by the Company on June 16, 2023.

(iv) Significant encumbrances, such as permit conditions, royalties, and streaming arrangements

In addition to replicating the disclosure with respect to streaming arrangements on pages 63 and 96 of the 2023 Form 20-F, the Company intends going-forward to revise the disclosure on pages 45, 47 and 48 of the 2023 Form 20-F to read as follows (new language underlined, deletions indicated by strikethrough):

Our royalty liabilities in respect of any minerals recovered under the Mining Lease are regulated by State legislation, specifically the aforementioned Mining Act and Mining Regulations. Under the Mining Act, we will be liable for the payment of royalties to the State of New South Wales for any publicly owned minerals which are recovered under the Mining Lease, with each mineral having a different prescribed rate of royalty. For copper and silver mined at the CSA mine, an ad valorem royalty is calculated at 4 per cent of the value of production less allowable deductions. The liability to pay a royalty fee arises on or before July 31 annually, unless an amount of royalty greater than $50,000.00 was payable in the preceding 12-month period, ending on June 30. If an amount of royalty greater than $50,000.00 was payable for that period, the requirement to lodge a royalty return arises on a quarterly basis. We may also be liable to pay royalties to the State of New South Wales for any privately owned minerals and 7/8th of the royalty paid is owed to be paid to the private mineral owner. All royalty returns must be facilitated and lodged through the Revenue NSW portal by the relevant due date, as specified above.

Securities and Exchange Commission

August 6, 2024

The table provided below summarizes the rates of royalty payable for each of the minerals to which our Mining Lease relates to at the time of writing.

[Existing table omitted for purposes of Response Letter]

As part of the sale consideration, MAC entered into a copper Net Smelter Royalty (“NSR”) in favour of Glencore. This is at rate of 1.5% for copper only based on the NSR received by CMPL for the life of the mine.

Further, CMPL converted its former Restdown, Restdown South and Horseshoe Joint Venture (EL6140, EL6739 and EL6501) interest into a 1% NSR royalty-only interest as of February 8, 2022.

[…]

Permitting and Development Consents

The CSA Mine operates under several authorizations, including:

•	Mining tenements issued under the Mining Act 1992 (NSW), including Consolidated Mining Lease No. 5 and Mining Purposes Leases No. 1093 and 1094;
•	Landowner’s Consent authorized by NSW Department of Planning Infrastructure and Environment (“DPIE”)
•	Development Consents authorized by the Cobar Shire Council (“CSC”), under referral from other government departments;
•	Rehabilitation Management Plan (“RMP”), with the Forward Program and Rehabilitation Objectives authorized by the NSW Resources Regulator;
•	Environmental Protection License (EPL1864) authorized by the NSW Environmental Protection Agency (“EPA”);
•	Water Licenses issued under the Water Management Act 2000 (NSW); responsibilities for authorizing and managing water licenses are shared between the Natural Resources Access Regulator and Water NSW; and
•	NSW Western Lands Leases granted under the Western Lands Act of 1901 (NSW) and the Western Lands Act 1901.

Mining projects in NSW (including expansions or modifications of existing projects) require development consent under the NSW Environmental Planning and Assessment Act 1979 (“EP&A Act”).

The earliest statutory development consent held by CMPL for the CSA mine is Local Development Consent No. 31/95 and Amendment 97/98:33 approved by CSC in 1995 and 1998 which permits use of the CSA mine site by CMPL. Subsequent expansions and amendments of mining development at CSA mine have all been assessed and administered by the CSC.

Securities and Exchange Commission

August 6, 2024

Rehabilitation Management Plan

Environmental aspects of mineral exploration and mining (including mine rehabilitation and closure) in New South Wales are administered under the NSW Mining Act 1992. Following the recent introduction of the Mining Amendment (Standard Conditions of Mining Leases — Rehabilitation) Regulation 2021, the MOP for large mines has been replaced by a targeted Rehabilitation Management Plan. ~~The lease holder will provide annual reporting and scheduling of rehabilitation via an Annual Rehabilitation Report and Forward Program. This will replace~~ This has replaced the current requirement for an Annual Environmental Management Report. As a condition of compliance with a mining lease, a mine is required to prepare and implement a Rehabilitation Management Plan which includes a risk assessment, a Forward Program that covers three years and an annual report. The CSA Mine has completed a Rehabilitation Management Plan and has had its Rehabilitation Objectives Statement approved by the NSW Resources Regulator. CSA, as the lease holder, will provide annual reporting and scheduling of rehabilitation via an Annual Report and Forward Programme (three-year period).

Environmental Protection License

The Protection of the Environment Operations Act (“POEO Act”) is the statutory instrument through which certain specified activities are regulated by the NSW EPA. Activities are administered by means of Environment Protection Licenses (“EPLs”) issued to operators of the premises on which the activities occur. CSA currently holds EPL1864 authorizing mining of minerals to a maximum annual production capacity of 2Mtpa. The EPL1864 has a current Environmental Risk Level of 1, with Level 1 being the lowest risk score.

The most recent EPL review was completed on April 21, 2021, with the next review due on April 21, 2026. There are no additional required activities by CSA and given the historical operations of the mine and long-standing, regular interactions with the regulator, no material changes are expected to occur as a result of these reviews.

Water Licences

At present, we hold an entitlement of 1,356 megalitres per annum (“MLpa”) of high security water, as measured from the origin, under the Water Sharing Plan for the Macquarie and Cudgegong Regulated Rivers Water Source via a number of water licenses. These water licenses are issued under the Water Management Act 2000 (NSW). A portion of our entitlement is lost in transit to the CSA Copper Mine due to factors such as evaporation and seepage along the Albert Priest Chanel and pipeline. As a result, the amount of water available for the CSA Copper Mine to utilize is approximately 950 MLpa (being equal to current site water demand). However, during periods of serious drought, we may not be able to access its full share of water under the water-sharing plan.

We also hold groundwater entitlements. However, river water is preferred due to the levels of sulphates and the hardness of the ground water, which renders it unsuitable for use unless treated via reverse osmosis.

Violations and Fines

We are not aware of any current material violations or fines imposed under the Regulations of the Mining Act 1992 that apply to the CSA Mine.

Encumbrances

We are not aware of any material encumbrances that would impact the current resource or reserve disclosures as presented herein.